CUSIP No. 74725 H 10 1

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)(1)


                             SourcingLink.net, Inc.
--------------------------------------------------------------------------------
                         (formerly QCS.net Corporation)
                                (Name of Issuer)


                     Common Stock, Par Value 0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74725 H 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ed Mathias
                              c/o The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington D. C. 20004
                                 (202) 347-2626
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 1, 2000(2)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

(1) This Amendment No. 5 to Schedule 13D amends the Amendment No. 4 to Schedule 13 D filed on behalf of Reporting Persons on February 8, 2000.

(2) This Amendment No. 5 to Schedule 13D relates to the conversion of Series A Preferred Stock to Common Stock by Reporting Parties on March 1, 2000 and the disposition of 1.7% of the outstanding capital stock of the Issuer by Reporting Persons between February 7, 2000 and March 1, 2000 (See Item 5).

================================================================================

CUSIP No. 74725 H 10 1

________________________________________________________________________________

(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Carlyle-QCS Partners, L.P.
       IRS # 52-1899559

________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group

                                                                 (a)  [  ]
                                                                 (b)  [  ]

________________________________________________________________________________

(3)    SEC Use Only



________________________________________________________________________________

(4)    Source of Funds

       00(1)

________________________________________________________________________________

(5)    Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                 [  ]

________________________________________________________________________________

(6)    Citizenship or Place of Organization

       Delaware

________________________________________________________________________________

              (7)   SOLE VOTING POWER

  NUMBER OF         0 Shares

   SHARES     __________________________________________________________________
              (8)   SHARED VOTING POWER
BENEFICIALLY
                    489,700 Shares(2)
  OWNED BY
              __________________________________________________________________
    EACH      (9)   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares

   PERSON     __________________________________________________________________
              (10)  SHARED DISPOSITIVE POWER
    WITH
                    489,700 Shares(2)

________________________________________________________________________________

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       489,700 Shares(2)

________________________________________________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [  ]

________________________________________________________________________________

(13)   Percent of Class Represented by Amount in Row (11)

       6.1%(3)

________________________________________________________________________________

(14)   Type of Reporting Person

       PN

________________________________________________________________________________

(1) No source of funds. This Amendment No. 5 to Schedule 13D relates to a conversion of securities and the disposition of securities.

(2) Including 3,000 shares of Common Stock receivable upon conversion of 12,000 shares of Series A Preferred Stock.

(3) Percentages calculated based on 8,041,615 shares which equals 7,548,120 shares of Common Stock reported as issued and outstanding on the Company's latest Form 10-Q as of February 2, 2000 plus 493,495 shares of Common Stock that would be issued upon conversion of the 1,973,980 shares of Series A Preferred Stock, which is the amount that Company management informed the Reporting Persons was issued and outstanding as of January 31, 2000.

CUSIP No. 74725 H 10 1

________________________________________________________________________________

(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       TC Group, L.L.C.
       IRS # 54-1686957

________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group

                                                                 (a)  [  ]
                                                                 (b)  [  ]

________________________________________________________________________________

(3)     SEC Use Only



________________________________________________________________________________

(4)    Source of Funds

       00(1)

________________________________________________________________________________

(5)    Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                 [  ]

________________________________________________________________________________

(6)    Citizenship or Place of Organization

       Delaware

________________________________________________________________________________

              (7)   SOLE VOTING POWER

  NUMBER OF         0 Shares

   SHARES     __________________________________________________________________
              (8)   SHARED VOTING POWER
BENEFICIALLY
                    526,108 Shares(2)
  OWNED BY
              __________________________________________________________________
    EACH      (9)   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares

   PERSON     __________________________________________________________________
              (10)  SHARED DISPOSITIVE POWER
    WITH
                    526,108 Shares(2)

________________________________________________________________________________

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       526,108 Shares(2)

________________________________________________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [  ]

________________________________________________________________________________

(13)   Percent of Class Represented by Amount in Row (11)

       6.5%(3)

________________________________________________________________________________

(14)   Type of Reporting Person

       00 (Limited Liability Company)

________________________________________________________________________________

(1) No source of funds. This Amendment No. 5 to Schedule 13D relates to a conversion of securities and the disposition of securities.

(2) Including 3,000 shares receivable upon conversion of 12,000 shares of Series A Preferred Stock.

(3) Percentages calculated based on 8,041,615 shares which equals 7,548,120 shares of Common Stock reported as issued and outstanding on the Company's latest Form 10-Q as of February 2, 2000 plus 493,495 shares of Common Stock that would be issued upon conversion of the 1,973,980 shares of Series A Preferred Stock, which is the amount that Company management informed the Reporting Persons was issued and outstanding as of January 31, 2000.

CUSIP No. 74725 H 10 1

________________________________________________________________________________

(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       TCG Holdings, L.L.C.
       IRS # 54-1686011

________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group

                                                                 (a)  [  ]
                                                                 (b)  [  ]

________________________________________________________________________________

(3)    SEC Use Only



________________________________________________________________________________

(4)    Source of Funds

       00(1)

________________________________________________________________________________

(5)    Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
                                                                      [  ]

________________________________________________________________________________

(6)    Citizenship or Place of Organization

       Delaware

________________________________________________________________________________

              (7)   SOLE VOTING POWER

  NUMBER OF         0 Shares

   SHARES     __________________________________________________________________
              (8)   SHARED VOTING POWER
BENEFICIALLY
                    526,108 Shares(2)
  OWNED BY
              __________________________________________________________________
    EACH      (9)   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares

   PERSON     __________________________________________________________________
              (10)  SHARED DISPOSITIVE POWER
    WITH
                    526,108 Shares(2)

________________________________________________________________________________

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       526,108 Shares(2)

________________________________________________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [  ]

________________________________________________________________________________

(13)   Percent of Class Represented by Amount in Row (11)

       6.5%(3)

________________________________________________________________________________

(14)   Type of Reporting Person

       00 (Limited Liability Company)

________________________________________________________________________________

(1) No source of funds. This Amendment No. 5 to Schedule 13D relates to a disposition of securities.

(2) Including 3,000 shares receivable upon conversion of 12,000 shares of Series A Preferred Stock.

(3) Percentages calculated based on 8,041,615 shares which equals 7,548,120 shares of Common Stock reported as issued and outstanding on the Company's latest Form 10-Q as of February 2, 2000 plus 493,495 shares of Common Stock that would be issued upon conversion of the 1,973,980 shares of Series A Preferred Stock, which is the amount that Company management informed the Reporting Persons was issued and outstanding as of January 31, 2000.

CUSIP No. 74725 H 10 1

Item 1. Security and Issuer
---------------------------

     The title of the class of equity securities to which this Amendment No. 5 to Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of SourcingLink.net, Inc., a Delaware corporation (formerly QCS.net Corporation) (the "Company"). The address of the Company is 16855 Bernardo Drive, Suite 260, San Diego, CA 92127.

Item 2. Identity and Background
-------------------------------

     (a) - (c), (f) The names of the persons filing this Amendment No. 5 to
Schedule 13D are (i) Carlyle-QCS Partners, L.P., a Delaware limited partnership ("Carlyle-QCS"); (ii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (iii) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"; and collectively with Carlyle-QCS and TC Group referred to herein as the "Reporting Persons").

     TC Group is the sole general partner of Carlyle-QCS.

     TCG is a member of TC Group and holds a controlling interest in TC Group. The information regarding the managing members of TCG is the same as disclosed in the original Schedule 13D as amended by previous amendments. Each managing member holds the office of Managing Director, is employed in the business of merchant banking, is a United States citizen and has a principal business address of: c/o The Carlyle Group, 1001 Pennsylvania Avenue, Suite 220, Washington, D.C. 20004-2505.

     The principal business of Carlyle-QCS is to invest in the securities of the Company. The principal business of TC Group and TCG is merchant banking.

     The principal business address of Carlyle-QCS, TC Group and TCG is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington D.C. 20004.

     (d) and (e). During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 74725 H 10 1

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     Carlyle-QCS delivered 1,683,688 shares of Series A Convertible Preferred Stock, par value $.001 ("Series A Preferred Stock") to the Company as sole consideration for 420,922 shares of Common Stock pursuant to the terms of the Class U Warrant between Carlyle-QCS and the Company (as previously described in Reporting Person's Original Schedule 13D, the "Class U Warrant"). To the extent this Amendment No. 5 to Schedule 13D relates to the disposition of shares of Common Stock, this Item 3 is not applicable.

Item 4. Purpose of Transaction
------------------------------

     This Amendment No. 5 relates to (i) the conversion of 1,683,688 shares of Series A Preferred Stock into 420,922 shares of Common Stock pursuant to the terms of the Class U Warrant; and (ii) the disposition by Carlyle-QCS of 133,600 shares of Common Stock in brokered open-market transactions since the filing of Amendment No. 4 to Schedule 13D. Depending on prevailing market conditions and the Reporting Persons' internal valuations, the Reporting Persons expect to make further dispositions of Common Stock in the future.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Shares of Common Stock Beneficially Owned

--------------------------------------------------------------------------------
                               Right to Common
                Common            Stock Upon
                 Stock          Conversion of          Total      Percentage
             Beneficially   Convertible Preferred   Beneficial    Beneficial
                 Owned              Stock            Ownership    Ownership(1)
--------------------------------------------------------------------------------
Carlyle-QCS     486,700             3,000             489,700        6.1%
--------------------------------------------------------------------------------
TC Group        523,108             3,000             526,108        6.5%
--------------------------------------------------------------------------------
TCG             523,108             3,000             526,108        6.5%
--------------------------------------------------------------------------------
Reporting       523,108             3,000             526,108        6.5%
Persons
--------------------------------------------------------------------------------

     (b) Carlyle-QCS may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 486,700 shares of Common Stock and (ii) 3,000 shares of Common Stock receivable upon conversion of 12,000 shares of Series A Preferred Stock. Carlyle-QCS has no power to vote or dispose of 36,408 shares of Common Stock issued to TC Group. As the sole general partner of Carlyle-QCS, TC Group may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 486,700 shares of Common Stock and (ii) 3,000 shares of Common Stock receivable upon conversion of 12,000 shares of Series A Preferred Stock. TC Group may be deemed to share with TCG the power to vote and dispose of 36,408 shares of Common Stock issued to TC Group. TCG, as a member holding a controlling interest in TC Group, may be deemed to share all rights herein described belonging to TC Group.

----------

(1) Percentages calculated based on 8,041,615 shares which equals 7,548,120 shares of Common Stock reported as issued and outstanding on the Company's latest Form 10-Q as of February 2, 2000 plus 493,495 shares of Common Stock that would be issued upon conversion of the 1,973,980 shares of Series A Preferred Stock, which is the amount that Company management informed the Reporting Persons was issued and outstanding as of January 31, 2000.

CUSIP No. 74725 H 10 1

     (c) Carlyle-QCS sold a total of 133,600 shares of Common Stock between February 7, 2000 and March 1, 2000, each pursuant to brokered open market transactions. Such shares were sold on the following dates, in the following amounts and at the prices indicated:

             Dates                   Amount                   Price
--------------------------------------------------------------------------------
           07-Feb                    10,000                  $33.625
--------------------------------------------------------------------------------
           08-Feb                     7,500                  $34.917
--------------------------------------------------------------------------------
           09-Feb                     8,000                  $35.125
--------------------------------------------------------------------------------
           10-Feb                     3,000                  $35.729
--------------------------------------------------------------------------------
           22-Feb                     1,500                  $30.250
--------------------------------------------------------------------------------
           24-Feb                     6,600                  $30.246
--------------------------------------------------------------------------------
           25-Feb                     2,000                  $29.438
--------------------------------------------------------------------------------
           29-Feb                    86,000                  $19.749
--------------------------------------------------------------------------------
           01-Mar                     9,000                  $18.663
--------------------------------------------------------------------------------


     As of March 1, 2000, Carlyle-QCS exercised its right pursuant to the Class U Warrant to convert 1,683,688 shares of Series A Preferred Stock into 420,922 shares of Common Stock by delivering to the Company its certificate(s) for such Series A Preferred Stock along with a "Notice of Warrant Exercise" (attached hereto as Exhibit 2). The Class U Warrant was previously disclosed in the Company's original Schedule 13D and provides for the conversion of the Series A Preferred Stock held by the Reporting Persons into Common Stock by delivery of such certificates and a notice of exercise. See Exhibit 1 to Schedule 13D filed on June 27, 1995.

     (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 74725 H 10 1

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     As of the date hereof, none of the Reporting Persons are subject to any contracts, understandings or relationships with respect to the securities of the issuer other than as previously disclosed on Schedule 13D or a previous amendment thereto.


Item 7. Materials to be filed as Exhibits
-----------------------------------------

Exhibit 1. Joint Filing Agreement by and among Carlyle-QCS, TC Group and
           TCG, dated March 3, 2000.

Exhibit 2  Notice of Warrant Exercise of Carlyle-QCS dated March 1, 2000.

CUSIP No. 74725 H 10 1

Signature

After reasonable inquiry and to the best of the knowledge of the undersigned on page 10 hereof, such undersigned certify that the information set forth in this statement is true, complete and correct.

                           March 3, 2000
                               Date

CUSIP No. 74725 H 10 1

     IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Amendment No. 5 to Schedule 13D to be executed as of the date first above written.


                                 CARLYLE-QCS PARTNERS, L.P.

                                 By:     TC Group, L.L.C., its General Partner


                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director


                                 TC GROUP, L.L.C.

                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director


                                 TCG  HOLDINGS, L.L.C.

                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director

CUSIP No. 74725 H 10 1

                                Index to Exhibits
                                -----------------

                                                                           Page
                                                                           ----

Exhibit 1. Joint Filing Agreement by and among Carlyle-QCS, TC Group and    12
           TCG, dated March 3, 2000.


Exhibit 2  Notice of Warrant Exercise of Carlyle-QCS dated March 1, 2000.   13

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Amendment No. 5 to Schedule 13D referred to below) on behalf of each of them of a statement on the Amendment No. 5 to Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of SourcingLink.net, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Agreement to be executed as of the 3rd day of March, 2000.

                                 CARLYLE-QCS PARTNERS, L.P.

                                 By:     TC Group, L.L.C., its General Partner


                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director


                                 TC GROUP, L.L.C.

                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director


                                 TCG HOLDINGS, L.L.C.

                                 By:     /s/  David Rubenstein
                                       ----------------------------------------
                                 Name:   David Rubenstein
                                 Title:  Managing Director

                                   EXHIBIT 2

                                   Appendix A

                           Notice of Warrant Exercise


Pursuant to a Warrant by and between the undersigned and SourcingLink.net Corporation (formerly QCS Corporation), a Delaware corporation ("SNET"), dated as of November 22, 1994 (the "Warrant") the undersigned hereby irrevocably elects to exercise its warrant to the extent of purchasing 420,922 (post 4 to 1 stock split) shares of Common Stock (the "Warrant Shares") of SNET as provided for therein. All capitalized terms used herein shall have the meanings assigned to such terms in the Warrant.

Payment of the full Exercise Price of the Exercise Shares is enclosed herewith, in the form of certificates for the Series A Preferred, duly endorsed in blank for transfer to SNET.

The undersigned requests that a certificate for the Exercise Shares be issued in the name of:

                           Carlyle-QCS Partners, L.P.



                                     Dated:

                                 March 1, 2000
                         ------------------------------


                                    Address:

                               The Carlyle Group
                            1001 Pennsylvania Avenue
                           Washington, DC 20004-2505



Signature: /s/ David Rubenstein
          ----------------------------
           David Rubenstein